INVEST IN **REPLIT**

# Code, create, and learn together





WEFUNDER

replit.com San Francisco CA

Technology Software Coding

LEAD INVESTOR

**Bloomberg Beta Opportunities 2022 L.P.**

Learn about Lead Investors

## Highlights

1. Our mission is to bring the next billion software creators online
2. Raised $80M at $800M valuation, led by Coatue in Dec. 2021
3. Doubled user base to 10M+ coders in 2021
4. Coders created and hosted 20M+ websites and apps
5. 10B+ monthly visits across those websites and apps

## Our Team



**Amjad Masad** Founder and CEO

Founding engineer at Codeacademy, formerly at Yahoo and Facebook.



**Haya Odeh** Co-founder and VP Design

Design expert, formerly at Clinton Foundation.

**Haya Odeh** Co-founder and VP Design

Design expert, formerly at Clinton Foundation.



**Kyle Alisharan** CFO

Former CFO at Intapp. Angel investor.



**Patrick Coleman** VP Growth

Former VP of Operations at PeopleGrove.





**Dan Stowell** VP Engineering

Former Head of Engineering at Canopy, formerly at Spotify.



**Cecilia Ziniti** General Counsel and Head of Business Development

Formerly at BloomTech, Amazon. Angel investor and board member.

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## Our mission is to bring the next billion software creators online

We believe that anyone can code and that in the future everyone will.

But we're not there yet. Up until now, programming superpowers have been limited to the few: professional software engineers, primarily in a few cities and regions.

It doesn't have to be that way. The internet can still be a great equalizer regardless of someone's location, access to formal education, or expensive computers. And everyone should be able to create, not just passively consume.

At Replit, we are building a simple, yet powerful coding platform to make this future real.

### Replit is building a global, distributed operating system

*"Replit is becoming the end-to-end platform where you come in, write your first line of code, build your first application, and maybe build your first business...all without leaving" - Founder Amjad Masad on The Best Business Show*

At Replit, we have built an online, all-in-one development environment that allows users to sign up, learn, build, and launch with just a few clicks.

We support almost all programming languages and thousands of packages. Multiplayer coding. A community forum. Individual profiles. These features support one of the largest, globally distributed communities of developers in the world, so they can create amazing things.


@aMoniker/Gush
**Gush** is a dungeon brawler game built with [Kaboom.js](https://kaboomjs.com/) on [Replit.com](https://replit.com/
Show files
Open website
439
20.5K
Run
GUSH

### Here's a look at our community (so far) by the numbers

- 10M+ coders from 200+ countries
- 80% of coders are based outside the US
- Over 12% coding on mobile and growing

- Coders created and hosted 20M+ websites and apps
- 10B+ monthly visits across those websites and apps

To put this into perspective, Replit's user base is roughly the size of the population of Sweden!

**Total Coders**



And this is just the beginning. Every day, we are building additional functionality to power & enable our community!

## What's next

None of this growth is possible without our strong community. Two themes are top of mind for us: 1) building a collaborative community of creators and 2) democratizing coding and empowering an entire generation to be part of the software economy.

We want our community to participate in our success through this community raise.

We will use the funds to invest in the following areas:

1. Build the world's most ubiquitous programming environment.
2. Inspire creativity and generate value for creators through community.
3. Design simple yet scalable infrastructure primitives for the next generation of creators.

## Reasons not to invest

Replit is still early and risks abound. We are working on hard technical challenges, have a long time horizon, and are currently prioritizing user growth over monetization. You should not invest any funds in this community round unless you can afford to lose your entire investment.

## FAQ

**How does this work?**

- (1) You will need to be a Replit user to participate in this round
  - If you're new to Replit: You can 'Sign Up' here.
  - If you've already used Replit: You can go to the next step.
- (2) Sign in or Sign up to a Wefunder account
  - If you're new to Wefunder: Join Wefunder by clicking 'Sign Up' in the top right corner.
  - If you've already used Wefunder: use your existing account to 'Sign In'.
- (3) Choose an amount you're comfortable with and click on 'Invest'

- You can invest starting from $100 USD. We will be capping the maximum investment at $10,000 USD to start and then $1,000 as the round fills up.

- (4) Reserve your requested amount and enter your Replit username
  - Wefunder will charge your chosen payment method, and may ask you for additional information depending on the size of your investment.

- (5) Once we've filed with the SEC (anticipated by April 7th), confirm your investment
  - After we file with the SEC, you'll receive an email to confirm your investment.
  - Our SEC filing will contain more financial information and the investment contracts.
  - If we exceed our maximum of $5m, we'll refund some contributions (more on refunds below).

**Am I guaranteed to get the amount that I signed up for?**

No. If we exceed our maximum of $5M, we may need to refund you some or all of your investment amount. Your investment may be cut down from its original amount based on your Replit account sign up date. We will prioritize older sign up dates first.

**I'm a Replit user. What happens if I don't use my Replit username on Wefunder?**

We're asking users to provide their Replit username so that we can identify you as such. After you click on 'Invest', you will be redirected to a page where you will confirm your investment amount and enter your Replit username under investor information.

If we're not able to match your username, we will need to refund your investment.

**What is the minimum investment?**
The minimum check size is $100 USD.

**What's the maximum I can invest?**

Securities law (specifically Regulation Crowdfunding) allows everyone to invest up to $2,200 USD.

How much you're able to invest above that depends on your income and net worth - whether you qualify as "accredited." You can see if you qualify by adding those two numbers under "Investor Limits" here: https://wefunder.com/settings. For all investors, accredited or not, the maximum investment amount for Replit's campaign is $10,000 USD (or $1,000 as the round starts to fill up).

Please note that your investment may be lowered depending on the interest we receive in this round.

**Do I need to be an accredited investor?**

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

**Can I invest if I don't live in the United States?**

Wefunder accepts investments from international investors, as long as you represent that you are complying with the law in your country. Here's the international investor guide.

Wefunder respects all local regulations, including the following which prohibit crowdfunding: Quebec, Ontario and Alberta.

Wefunder also respects all US capital control regulations which currently prevent investment from the following regions: Cuba, Iran, North Korea, Syria, Russia, and three regions of Ukraine (Crimea, Donetsk People's Republic, Luhansk People's Republic).

For other questions, please check out Wefunder's FAQs or contact support@wefunder.com